# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SunPower Inc., CIK 0001838987
CUSIP: 20460L104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 45700 Northport Loop East, Fremont, California (CA), 94538
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-25-022347
Filed by CIK 0001527166

## Reporting persons
- Carlyle Group Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,385,539; sole dispositive power 0; shared dispositive power 6,385,539; aggregate amount beneficially owned 6,385,539 (5.4% of the class)
- Carlyle Holdings I GP Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,385,539; sole dispositive power 0; shared dispositive power 6,385,539; aggregate amount beneficially owned 6,385,539 (5.4% of the class)
- Carlyle Holdings I GP Sub L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,385,539; sole dispositive power 0; shared dispositive power 6,385,539; aggregate amount beneficially owned 6,385,539 (5.4% of the class)
  Comment: Limited Liability Company
- Carlyle Holdings I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,385,539; sole dispositive power 0; shared dispositive power 6,385,539; aggregate amount beneficially owned 6,385,539 (5.4% of the class)
- CG Subsidiary Holdings L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,385,539; sole dispositive power 0; shared dispositive power 6,385,539; aggregate amount beneficially owned 6,385,539 (5.4% of the class)
  Comment: Limited Liability Company
- TC Group, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,385,539; sole dispositive power 0; shared dispositive power 6,385,539; aggregate amount beneficially owned 6,385,539 (5.4% of the class)
  Comment: Limited Liability Company
- TC Group Sub L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,385,539; sole dispositive power 0; shared dispositive power 6,385,539; aggregate amount beneficially owned 6,385,539 (5.4% of the class)
- CRSEF Lux GP S.a r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 6,385,539; sole dispositive power 0; shared dispositive power 6,385,539; aggregate amount beneficially owned 6,385,539 (5.4% of the class)
- Carlyle Holdings II GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,385,539; sole dispositive power 0; shared dispositive power 6,385,539; aggregate amount beneficially owned 6,385,539 (5.4% of the class)
  Comment: Limited Liability Company
- Carlyle Holdings II L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,385,539; sole dispositive power 0; shared dispositive power 6,385,539; aggregate amount beneficially owned 6,385,539 (5.4% of the class)
  Comment: Limited Liability Company
- TC Group Cayman Investment Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 6,385,539; sole dispositive power 0; shared dispositive power 6,385,539; aggregate amount beneficially owned 6,385,539 (5.4% of the class)
- TC Group Cayman Investment Holdings Sub L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 6,385,539; sole dispositive power 0; shared dispositive power 6,385,539; aggregate amount beneficially owned 6,385,539 (5.4% of the class)
- CRSEF GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,385,539; sole dispositive power 0; shared dispositive power 6,385,539; aggregate amount beneficially owned 6,385,539 (5.4% of the class)
  Comment: Limited Liability Company
- CRSEF Managing GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 6,385,539; sole dispositive power 0; shared dispositive power 6,385,539; aggregate amount beneficially owned 6,385,539 (5.4% of the class)
- Carlyle CRSEF Solis Aggregator, S.C.Sp.: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 6,385,539; sole dispositive power 0; shared dispositive power 6,385,539; aggregate amount beneficially owned 6,385,539 (5.4% of the class)
- CRSEF Solis Holdings, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,385,539; sole dispositive power 0; shared dispositive power 6,385,539; aggregate amount beneficially owned 6,385,539 (5.4% of the class)
  Comment: Limited Liability Company

## Item 1. Issuer
Name of issuer: SunPower Inc.
Address of issuer's principal executive offices: 45700 Northport Loop East, Fremont, CA, 94538

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:
The Carlyle Group Inc.
Carlyle Holdings I GP Inc.
Carlyle Holdings I GP Sub L.L.C.
Carlyle Holdings I L.P.
CG Subsidiary Holdings L.L.C.
TC Group, L.L.C.
TC Group Sub L.P.
CRSEF Lux GP S.a r.l.
Carlyle Holdings II GP L.L.C.
Carlyle Holdings II L.L.C.
TC Group Cayman Investment Holdings, L.P.
TC Group Cayman Investment Holdings Sub L.P.
CRSEF GP, L.L.C.
CRSEF Managing GP, L.P.
Carlyle CRSEF Solis Aggregator, S.C.Sp.
CRSEF Solis Holdings, L.L.C.
Address of principal business office or, if none, residence: The principal business office address for each of TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008. The principal business office address for CRSEF Lux GP S.a r.l. is c/o The Carlyle Group, 2, avenue Charles de Gaulle, L-1653 Luxembourg, Luxembourg. The principal business office address for Carlyle CRSEF Solis Aggregator, S.C.Sp. is 9, rue de Bitbourg, L-1273 Luxembourg. The principal business office address for each of the remaining Reporting Persons is c/o The Carlyle Group Inc., 1001 Pennsylvania Avenue NW, Suite 220 South, Washington, DC 20004-2505.
Citizenship: Each of TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. is organized under the laws of the Cayman Islands. Each of CRSEF Lux GP S.a r.l. and Carlyle CRSEF Solis Aggregator, S.C.Sp. is organized under the laws of Luxembourg. CRSEF Managing GP, L.P. is organized under the laws of Ontario, Canada. Each of the remaining Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of the date of this filing, based upon 118,728,409 shares of Common Stock outstanding as of the date of this filing, which includes: (i) 112,776,028 shares of Common Stock outstanding as of January 29, 2026, as disclosed in the Issuer's Prospectus filed on February 3, 2026; and (ii) 5,952,381 shares of Common Stock issuable upon conversion of a convertible note beneficially owned by the Reporting Persons.

The amounts reported herein include: (i) 433,158 shares of Common Stock held of record by CRSEF Solis Holdings, L.L.C. and (ii) 5,952,381 shares of Common Stock issuable upon conversion of a convertible note held of record by CRSEF Solis Holdings, L.L.C.

The Carlyle Group Inc., which is a publicly traded entity listed on Nasdaq, is the sole shareholder of Carlyle Holdings I GP Inc., which is the sole member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities managed by CRSEF Lux GP S.a r.l., is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the general partner of TC Group Sub L.P., which is the sole shareholder of CRSEF Lux GP S.a r.l., which is a general partner of Carlyle CRSEF Solis Aggregator, S.C.Sp.

The Carlyle Group Inc. is also the sole member of Carlyle Holdings II GP L.L.C., which is the managing member of Carlyle Holdings II L.L.C., which, with respect to the securities managed by CRSEF Managing GP, L.P., is the managing member of CG Subsidiary Holdings L.L.C., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole member of CRSEF GP, L.L.C., which is the general partner of CRSEF Managing GP, L.P., which is also a general partner of Carlyle CRSEF Solis Aggregator, S.C.Sp.

Carlyle CRSEF Solis Aggregator, S.C.Sp. is the managing member of CRSEF Solis Holdings, L.L.C. Accordingly, each of the entities named above may be deemed to share beneficial ownership of the securities held of record by CRSEF Solis Holdings, L.L.C. Each of them disclaims any such beneficial ownership of such securities.
Percent of class: 5.4%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6,385,539
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6,385,539

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99: Joint Filing Agreement (previously filed).

## Signatures
- Carlyle Group Inc.: /s/ Anne K. Frederick, Anne K. Frederick, Corporate Secretary (02/13/2026)
- Carlyle Holdings I GP Inc.: /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/13/2026)
- Carlyle Holdings I GP Sub L.L.C.: By: Carlyle Holdings I GP Inc., its sole member, By: /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/13/2026)
- Carlyle Holdings I L.P.: /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/13/2026)
- CG Subsidiary Holdings L.L.C.: /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/13/2026)
- TC Group, L.L.C.: /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/13/2026)
- TC Group Sub L.P.: By: TC Group, L.L.C., its general partner, By: /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/13/2026)
- CRSEF Lux GP S.a r.l.: /s/ Daniel Fischbach, Daniel Fischbach, Manager (02/13/2026)
- CRSEF Lux GP S.a r.l.: /s/ Sabine Belair, Sabine Belair, Manager (02/13/2026)
- Carlyle Holdings II GP L.L.C.: By: The Carlyle Group Inc., its sole member, By: /s/ Anne K. Frederick, Anne K. Frederick, Corporate Secretary (02/13/2026)
- Carlyle Holdings II L.L.C.: /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/13/2026)
- TC Group Cayman Investment Holdings, L.P.: By: CG Subsidiary Holdings L.L.C., its general partner, By: /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/13/2026)
- TC Group Cayman Investment Holdings Sub L.P.: By: TC Group Cayman Investment Holdings, L.P., its general partner, By: CG Subsidiary Holdings L.L.C., its general partner, By: /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (02/13/2026)
- CRSEF GP, L.L.C.: /s/ Sanket Patel, Sanket Patel, Vice President (02/13/2026)
- CRSEF Managing GP, L.P.: By: CRSEF GP, L.L.C., its general partner, By: /s/ Sanket Patel, Sanket Patel, Vice President (02/13/2026)
- Carlyle CRSEF Solis Aggregator, S.C.Sp.: By: CRSEF Managing GP, L.P., its general partner, By: CRSEF GP, L.L.C., its general partner, By: /s/ Sanket Patel, Sanket Patel, Vice President (02/13/2026)
- Carlyle CRSEF Solis Aggregator, S.C.Sp.: By: CRSEF Lux GP S.a r.l., its general partner, By: /s/ Daniel Fischbach, Daniel Fischbach, Manager (02/13/2026)
- Carlyle CRSEF Solis Aggregator, S.C.Sp.: By: CRSEF Lux GP S.a r.l., its general partner, By: /s/ Sabine Belair, Sabine Belair, Manager (02/13/2026)
- CRSEF Solis Holdings, L.L.C.: By Carlyle CRSEF Solis Aggregator, S.C.Sp., its managing member, By CRSEF Managing GP, L.P., its GP, By CRSEF GP, L.L.C., its GP, By /s/ Sanket Patel, Sanket Patel, Vice President (02/13/2026)
- CRSEF Solis Holdings, L.L.C.: By: CRSEF Lux GP S.a r.l., its general partner, By: /s/ Daniel Fischbach, Daniel Fischbach, Manager (02/13/2026)
- CRSEF Solis Holdings, L.L.C.: By: CRSEF Lux GP S.a r.l., its general partner, By: /s/ Sabine Belair, Sabine Belair, Manager (02/13/2026)